

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2021

Bom Suk Kim
Chief Executive Officer
Coupang, Inc.
Tower 730, 570, Songpa-daero, Songpa-gu
Seoul, Republic of Korea 05510

      Re: Coupang, Inc.
         Amendment No. 1 to Registration Statement on Form S-1
         Filed March 1, 2021
         File No. 333-253030

Dear Mr. Kim:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed March 1, 2021

Capitalization, page 73

1.   Here and elsewhere in the filing you refer to profits interests and convertible preferred units held by Mr. Kim and by others. For clarity to investors, please disclose here and elsewhere as appropriate the number of interests/units held by each at December 31, 2020 and how these amounts convert into the applicable pro forma number of shares of Class A and Class B common stocks at this date. If other dates are mentioned elsewhere in the filing (for example, January 31, 2021 on page 178) in regard to these holdings, please provide the same information for those dates.

2.   Please clearly disclose how the pro forma number of shares of Class B common stock of 174,802,990 is determined. We note no shares of Class B are outstanding at December 31, 2020.

3. Please clearly disclose how the shares of Class A common stock of 1,260,155,178 pro forma in the second bullet on page 73 and 1,430,711,152 pro forma outstanding in the table are determined. We note no shares of Class A are outstanding at December 31, 2020.

4. In item (ii) of the second bullet regarding the pro forma basis, you state equity-based compensation expense of $41.0 million is reflected as an increase in additional paid-in capital and accumulated deficit. However, it appears the pro forma amounts for these items have each increased by $61.1 million from the respective actual amounts. Please clarify for us and in your filing as appropriate.

5. In "Pro forma information" in note 2 to the historical financial statements on page F-8, item (iv) is in regard to the issuance of 6.6 million shares of common stock and associated equity based compensation in connection with the conversion of restricted equity units into restricted stock units that vest. Please explain to us how the assocated shares and compensation expense are reflected in the capitalization table.

6. In note (1) to the capitalization table, you state each $1.00 increase in the assumed initial public offering price of $28.50 would cause an increase of $102.4 million. Please clarify for us your computation of this.

Dilution, page 76

7. Please explain to us how you calculated the historical, pro forma and pro forma as adjusted net tangible book values of $(621.6) million, $(31.7) million and $2.7 billion, respectively, and per unit/share amounts on page 76, in the table on page 77, the paragraph under the table on page 77 and in the last paragraph on page 78.

Consolidated Balance Sheets, page F-4

8. In the filing you make a distinction between "common units" and "profits interests." Based on disclosure on page 182 under "General" within "Description of Capital Stock," it appears the "Common units" line in "Members' deficit" consists of common units and profits interests. Please advise if this is true, and if true, whether it is appropriate and useful to report separate lines for each. Additionally, clarify how these ownership interests are alike and differ.

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Pro forma information (Unauditied), page F-8

9. Please reconcile for us the number of shares here to the corresponding amounts presented for capitalization purposes, as both portray pro forma amounts at December 31, 2020 but appear to differ. Include in the reconciliation all components making up amounts for each of Class A and B (for example, common units, profits interests and redeemable convertible preferred units).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Calise Cheng, Esq.